SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               For 12 February 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


12 Feb 2004

         Bank of Ireland Issue EUR650 million 4.625% Subordinated Notes due 27 February 2019

Bank of Ireland announced today that it has launched and priced an issue of EUR650 million 4.625% subordinated notes due 2019 ("the notes"). The transaction is part of Bank of Ireland's normal capital management process. BNP Paribas, Davy and UBS Investment Bank are joint lead managers on the transaction.

The notes have been priced with a coupon of 4.625% and issued at 99.588%. This represents a margin of 42 bps over 10 year mid swaps, and 55.8 bps over the 4.25% January 2014 Bund, at the time of pricing. Interest will be paid annually in arrears until 26 February 2014. The notes are callable at par at the option of Bank of Ireland on 26 February 2014, at which point the coupon resets to a floating rate of 142 bps over 3 month Euribor.

Application will be made to the London Stock Exchange for admission of the notes to the Official List. Stabilisation/FSA.


Enquiries:

Brian Kealy, Head of Capital Management
          003531 - 6043537

Fiona Ross, Head of Investor Relations
          003531 - 6043501

Dan Loughrey, Head of Group Corporate Communications
          003531 - 6043833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 12 February 2004